

Daryl Anderson, CFA · 3rd

CFO at Swift Rails, Inc.

Clarence, New York, United States · Contact info

500+ connections

 Swift Rails, Inc.

Canisius College

Experience


CFO
Swift Rails, Inc.
Jun 2019 - Present · 2 yrs 10 mos
Buffalo/Niagara, New York Area

Swift Rails is an ultra-light, sustainable and personalized alternative to public transit. At ~40x cheaper to build than conventional light-rail and requiring no operating subsidy, we change the transit equation.

Director of Research
Kei Advisors LLC
Mar 2017 - Jun 2019 · 2 yrs 4 mos
Buffalo/Niagara, New York Area

Senior analyst on the research team of an investor relations firm with seventeen publicly traded companies as clients

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Head Trader / Managing Member
Qirin Quant Group Ltd.
Jul 2014 - Mar 2017 · 2 yrs 9 mos
Hong Kong / New York

Proprietary trading firm with a focus on Mainland China.

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Senior Trader / Strategist
Catamount Algorithmic Trading, LLC
Jan 2010 - Jun 2014 · 4 yrs 6 mos
New York, NY

Designed strategies focusing on commodity indicies and commodity ETFs, COMEX/LME Copper, fixed income ETFs, and also traded outright macro positions


Head Trader / Managing Member
Onawa Capital Management, LLC
Sep 2004 - Dec 2009 · 5 yrs 4 mos
Buffalo, NY

Made markets in the NYMEX energy complex throughout the foward curve, as well as in copper, gold, and silver. Also traded outright macro positions in multiple asset classes, and was in charge risk management

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Education


Canisius College
Bachelor of Science (BS), Finance
1990 - 1993